Exhibit 99.1

QUESTIONS AND ANSWERS

FOR TEAM MEMBERS

Supplemental Q&A Reference Document for Employees

Supplements and Updates the Q&A Reference Documents dated October 10, 2018 and October 30, 2018

Branding

Q: TransDigm seems to have a different branding approach than Esterline – how could this impact the businesses in the future as a part of TransDigm?

A: TransDigm manages their subsidiaries as decentralized businesses with their own individual product brands. At this time it is unknown if they would plan to operate Esterline’s businesses in the same way. During the pre-close period, Esterline will operate as an independent company, and we will maintain our current branding strategy. As we progress through the transition, more information on this topic will likely be released. We will work closely with TransDigm to gather and share any pertinent information as it becomes available.

Business Activities

Q: Is TransDigm involved in similar adjacent market work? E.g., nuclear, oil & gas, medical, industrial, etc.

A: TransDigm has stated that Esterline represents a collection of businesses that fit well with their strategy. Their primary markets in which they participate are aerospace and defense. You can find out more information about TransDigm’s business at www.transdigm.com.

Q: Will we again be able to work with Kirkhill and recognize synergies with their seal products?

A: Until the closing of the transaction, Esterline and TransDigm continue to operate independently and Kirkhill is a part of TransDigm. This will not change before closing. Understand we are still early in the process and no decisions have yet been made about particular product lines. As more information becomes available, we will communicate it to you as soon as practicable.

Q: Are niche or adjacent market products such as rugged defense displays and air traffic control solutions still core to the business?

A: Until closing of the transaction Esterline and TransDigm continue to operate independently, and Esterline’s strategy includes retaining and building upon these product lines. So it’s business as usual for all of Esterline’s businesses until closing. Understand we are still early in the process and no decisions have yet been made about particular product lines. As more information becomes available, we will communicate it to you as soon as practicable.

Q: Does Esterline need to provide a 60-day WARN Act or similar notice before close?

A: In the U.S., the WARN Act generally requires that an employee be provided with 60 days’ advance notice before experiencing an employment loss in connection with a “plant closing” or “mass layoff.” Certain states have their own versions of the WARN Act. For example, in California, any “termination,” “relocation” of operations or mass layoff of 50 or more employees during a 30-day period would generally trigger the state’s WARN law. In Canada and Europe, there are similar notice periods required before any mass layoff or plant closure. Esterline and TransDigm will comply with any applicable law should any plant closings or mass layoffs occur. Importantly, at this time, there are no plant closings or mass layoffs scheduled as a result of this transaction.

Q: How does this affect our current contracts with key customers?

A: Until closing of the transaction, Esterline and TransDigm continue to operate independently. We remain committed to our current customer contracts, which are Esterline obligations, and will continue pursuing new business according to our existing business strategy until closing.

Q: How will contractors be treated during the transition as opposed to regular, full-time employees?

A: In the event of a company sale, contractors are not eligible for the same employee protections as regular, full-time team members since they are employed by an outside agency, not Esterline, and will be treated according to the policies of the agencies for which they work.

Customers

Q: Are our customers aware of the transaction and do they support it?

A: The proposed merger is public knowledge and has received widespread dissemination. Esterline and TransDigm are committed to ensuring the transition is as smooth as possible. If you are approached by a customer with questions related to the transaction, please escalate to your business unit leadership to ensure our communication is appropriate and aligned.

Q: Boeing is a big customer for many Esterline businesses. How will TransDigm deal with them or other major customers?

A: Until closing of the transaction, Esterline and TransDigm continue to operate independently. While we don’t know what business decisions TransDigm may make in the future, Esterline and TransDigm are both committed to ensuring the transition is as smooth as possible.

Decision Making

Q: Will decision-making take longer than usual?

A: Through this transition, we want to ensure we are doing things right. In some cases, that may mean it takes time to reach decisions or give more information, particularly where proposed actions are impacted by the operating covenants in the merger agreement that limit certain actions we may take without TransDigm approval. Our leadership teams are committed to working through the transition in a thoughtful, responsible way while still being sensitive to getting things done and getting information to the people who need it. In most cases, business decision making will not take longer than usual as we are still operating as independent companies until the close of the transaction.

Details, Rationale and Process

Q: There was mention of debt in our public filings. Are we in debt?

A: Esterline has a level of debt that is fitting for the nature of its activities and the strength of its business and business prospects. Esterline’s debt level is generally aligned with its peer companies.

Q: Is this a merger or acquisition?

A: The pending transaction is an acquisition of Esterline by TransDigm. The technical structure of the acquisition is referred to as a “merger.” Immediately following closing, Esterline will be a wholly owned subsidiary of TransDigm. The subsidiaries of Esterline before closing will continue as subsidiaries of Esterline immediately following closing, but TransDigm will be the ultimate owner.

Q: Are there any plans to consolidate, sell, or close any of the Esterline companies in the next fiscal year? Before the transition? After the transition?

A: As part of the merger agreement, Esterline is subject to operating covenants that among other things, generally restrict its ability to sell or close any of its businesses without TransDigm’s approval and we do not expect to pursue those kinds of actions prior to closing. TransDigm has stated that Esterline represents a collection of businesses that fits well with their strategy. However, we don’t know how TransDigm views or plans to manage any individual business or product line following the closing.

Q: When are the shareholder votes scheduled to take place?

A: Only Esterline shareholders will vote on the transaction. Esterline filed its Definitive Proxy Statement with the Securities and Exchange Commission (SEC) on November 30, 2018, which sets the date of the shareholder meeting to vote on the merger transaction at January 17, 2019. The merger transaction is not subject to approval by the shareholders of TransDigm.

Q: Nine to twelve months seems a long time to complete all of the filing & consultation requirements. Is there any possibility that the process could finish earlier than that?

A: The transaction is subject to a number of regulatory and shareholder approvals, and the timing for obtaining all of the required approvals remains uncertain. We have made progress on two processes: The transaction has cleared the US antitrust process, and we have set a date to obtain shareholder approval of the transaction and related items, which is January 17, 2019. While these are important milestones, other approval processes remain ongoing, so we believe the transaction will close during the first half of calendar 2019. You may note that the definitive proxy statement Esterline filed with the SEC used an April 1, 2019 closing date, but that is an estimated closing date used to complete certain statements for purposes of that filing. At this time, we are unable to confirm a specific expected closing date more precisely.

Q: We understand that representatives of TransDigm have already visited some of the Esterline sites prior to making their offer, are they planning to visit all of the sites prior to the completion date?

A: TransDigm has a transition team working through the details of the transaction and planning for company integration once the deal officially closes. An important part of this process for that team is visiting many of Esterline’s larger operating locations, and the site visits have commenced. It is likely they will visit one of the sites in your business unit to talk with functional leaders and work to better understand how we operate our businesses.

Q: What is the current debt/equity ratio of TDG? How does it compare to the values of the sector?

A: There are a myriad of capital structure decisions that any publicly traded company makes. TransDigm discusses in detail its capital allocation and capital structure decisions on its website and in its filings with the SEC. Both are great resources to learn more about TransDigm and answer your specific questions about the company.

Integration

Q: Does TransDigm have the same high standards for ethics that Esterline does? Will their culture match ours?

A: TransDigm is committed to integrity and ethical behavior as evidenced by their Code of Ethics for Senior Financial Officers, a Code of Business Conduct and Ethics as well as a Whistleblower Policy. The TransDigm Board of Directors has also adopted Corporate Governance Guidelines. Each of these documents is posted on the Company’s website, www.transdigm.com, under “Investor Relations-Corporate Governance.”

My Job / Terms & Conditions of Employment

Q: If I don’t want to work for TransDigm, can I just stay with Esterline?

A: When the transaction closes, Esterline businesses will become TransDigm businesses, though it is still to be determined how TransDigm will manage the group of companies. If and when the transaction closes, Esterline will be owned by TransDigm so there will not be an option to work for Esterline separate from TransDigm.

Q: What specific employee protections are in place?

A: All Esterline employees are protected from any harassment, discrimination or retaliation and remain subject to the Esterline Code of Ethics that establishes a number of policies that generally help ensure we maintain a working environment that benefits all Esterline employees. Employees remain subject to the same terms and conditions of employment as they were before the pending transaction was announced. Esterline will continue to treat our employees with respect, and you can expect two-way communication to continue.

Organization Structure

Q: Is it possible that the deal won’t go through?

A: Yes, there are certain specified conditions (outlined in detail in the merger agreement and definitive proxy filed with the SEC) that must be satisfied for the transaction to close, including Esterline shareholder and regulatory approvals. We have set a meeting date of January 17, 2019, for Esterline shareholders to approve the merger transaction. In addition, the waiting period under U.S. antitrust laws has passed, which is another important milestone. Other regulatory approvals for the transaction remain ongoing, and all other closing conditions must be satisfied before the transaction can close.

Retirement – General

Q: If I’m nearing retirement and I’m not sure whether it will occur before or after the transaction, how does that impact my stock options?

A: All Esterline stock options, whether vested or unvested, will be cashed out at closing. So, if you retire after closing, all of your vested and unvested stock options will be cashed out at $122.50 per share less the exercise price for each stock option, subject to applicable taxes. If you retire before closing, unvested stock options will be terminated; the vested portion will remain exercisable for up to three years per current agreement terms (if the transaction doesn’t close) or will be cashed out at closing as described above, if you do not exercise your vested options prior to closing.

Retirement and Benefits – US

Q: What will happen to my medical benefits at closing?

A: TransDigm has confirmed that they intend to retain the existing Esterline medical benefits plans for at least the remainder of calendar year 2019. In late 2019 there will be further information provided as to whether changes will be made for calendar year 2020.

Q: Will we still have a 401(k) plan under TransDigm?

A: It is too early to be able to give a definitive answer to this question. Once TransDigm informs us of their plans, we will make them known.

Stock: General Question

Q: What will happen if employees don’t sell their current Esterline shares before closing?

A: On the closing date all shares of Esterline stock will automatically be converted into the right to receive $122.50 per share per the merger agreement. If you hold your shares through a brokerage account, you will receive instructions through your broker, or if you hold your shares in registered form (i.e. hold stock certificates or book-entry shares) you will receive a letter of transmittal directly from our transfer agent, Computershare. Most employees likely hold their shares (including those purchased through employee stock purchase programs) in a brokerage account. You should watch for and follow the instructions from your broker or as indicated in the letter of transmittal, as the case may be, to be paid for your shares.

Q: Do employees need to exercise options prior to close or will it happen naturally?

A: Employees do NOT need to exercise options prior to the close. At the time of closing, all vested AND unvested stock options, will be automatically converted into the right to receive $122.50 per share less the per-share exercise price of the option and any required withholding tax.

TransDigm

Q: On the basis that the TransDigm business is compatible with Esterline, is there a likelihood they will close certain Esterline businesses to take us out of the market to grow their business internally?

A: Understand we are still early in the process and no strategic decisions have yet been made about particular businesses or products. TransDigm has stated that Esterline represents a collection of businesses that fits well with their strategy and they paid for the value our businesses could add to their strategy. If more information becomes available on this topic, we will communicate it to you as applicable.

Q: How many locations does TransDigm have? Where are their locations? Where is their headquarters?

A: TransDigm is headquartered in Cleveland, Ohio, USA. They have 34 operating units in more than 40 locations around the globe, in many of the same areas as Esterline businesses, including Belgium, China, France, Germany, Mexico, Singapore, the U.K. and the U.S. They also have locations in Hungary, Malaysia, Norway, Sri Lanka and Sweden. For the most up-to-date information about TransDigm, visit their website at www.transdigm.com.

Q: Is the TransDigm approach similar or different to how Esterline currently manages the business, if so how will it be different?

A: Currently, TransDigm deploys a decentralized operating strategy with each business unit retaining individual branding and operating control within the framework of TransDigm’s strategic priorities. It is too early to know how TransDigm would plan to operate the Esterline businesses as a part of TransDigm, but more information on the integration strategy will be shared once it is available.

Q: Does TransDigm have the same products as us?

A: According to the TransDigm website, TransDigm specializes in “highly engineered aerospace components, systems and subsystems for use on nearly all commercial and military aircraft in service today,” which is quite similar to Esterline’s broad product description. More specifically, TransDigm focuses on a fairly complementary product offering to Esterline’s products divided into these categories: pumps and valves; motors, actuators and controls; water faucets and systems; quick disconnects, couplings and rods; batteries, chargers and power conditioning; aircraft hardware and cockpit security systems; ignition systems and engine sensors; engineered composites, elastomers and laminants; audio systems; lighting and instrumentation; safety restraints and parachutes; and lifting devices and cargo handling systems.

Q: Will any applicable labor unions be part of the transaction negotiations?

A: Unions will not be part of the negotiations with TransDigm regarding the sale. However, negotiations with unions would occur before any terms or conditions of employment would change.

Q: How did the company communicate the decision with various Works Councils (specific to European locations)?

A: The Company fulfilled its legal obligations fully in respect of communication by notifying consultative bodies, e.g. Works Councils, as soon as was reasonably possible. The SEC regulations stringently forbid any communication of the proposed deal prior to the official release to markets, so steps were taken to inform all Works Councils and employees as soon as the release was authorized.

Cautionary Statement Regarding Forward-Looking Statements

This document may include “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements relating to the completion of the merger. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed merger and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed merger or to make any filing or take other action required to consummate such merger in a timely manner or at all. The inclusion of such statements should not be regarded as a representation that any plans, estimates or expectations will be achieved.

You should not place undue reliance on such statements. The Company’s actual results and the timing and outcome of events may differ materially from those expressed in or implied by the forward looking statements as a result of certain risks and uncertainties, including but not limited to: (1) the ability to (i) obtain the approval of the Company’s stockholders as required for the merger, (ii) receive (if not waived) the required regulatory or other foreign investment approvals for the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transactions) and (iii) satisfy the other conditions to the consummation of the merger on a timely basis or at all; (2) the outcome of consultation with employees, their works councils or other employee representatives; (3) the potential that a governmental entity or a regulatory body may prohibit, delay or refuse to grant approval for the consummation of the merger and may require conditions, limitations or restrictions in connection with such approvals that can adversely affect the anticipated benefits of the proposed merger or cause the parties to abandon the proposed merger; (4) unexpected or significant transaction costs and/or unknown liabilities; (5) negative effects of the announcement or the consummation of the transaction on the market price of the Company’s common stock, its business (including relationships with customers, suppliers or other business relationship), financial conditions, results of operations and financial performance; (6) risks associated with legal proceedings related to the merger and the outcome of any legal proceedings related to the merger; (7) adverse effects of general industry, economic, business, and/or competitive factors; (8) unforeseen events, changes or other circumstances that could give rise to the termination of the merger agreement or affect the ability to recognize benefits of the merger; (9) the potential that the proposed merger may disrupt current plans and operations and present potential difficulties in employee retention as a result of the merger; (10) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all; and (11) the risks described from time to time in the Company’s reports filed with the SEC under the heading “Risk Factors,” including the Annual Report on Form 10-K for the fiscal year ended

September 28, 2018, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and in other of the Company’s filings with the SEC. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the proxy statement that was filed with the SEC in connection with the proposed merger on November 30, 2018. There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which such statements were made. Except as required by applicable law, the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances arising after such date.

Important Information for Stockholders

In connection with the proposed transaction between TransDigm and Esterline, Esterline has filed with the Securities Exchange Commission (“SEC”) a definitive proxy statement on Schedule 14A on November 30, 2018 and has provided this definitive proxy statement to its stockholders. Esterline may also file or furnish other documents with the SEC regarding the proposed transaction. INVESTORS IN AND STOCKHOLDERS OF ESTERLINE ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR FURNISHED OR WILL BE FILED OR WILL BE FURNISHED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The definitive proxy statement and other related documents may be obtained for free through the web site maintained by the SEC at www.sec.gov, through the Company’s Investor Relations section of its website at www.esterline.com or by contacting Investor Relations by directing a request to the Company, Attention: Investor Relations, 500 108th Avenue NE, Suite 1500, Bellevue, Washington 98004, or by calling (425) 453-9400.

This Supplemental Q&A Document for Employees is for informational purposes only and is not a substitute for the definitive proxy statement. This Supplemental Q&A Document for Employees does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Participants in the Solicitation

The Company, its directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed merger. Information about the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of the Company’s stockholders in connection with the proposed merger, and any interest they have in the proposed merger, are set forth in the definitive proxy statement filed with the SEC on November 30, 2018. Additional information regarding these individuals is set forth in the Company’s proxy statement for its 2018 Annual Meeting of Stockholders, which was filed with the SEC on December 27, 2017, and its Annual Report on Form 10-K for the fiscal year ended September 28, 2018, which was filed with the SEC on November 21, 2018. These documents may be obtained for free at the SEC’s website at www.sec.gov, and via the Company’s Investor Relations section of its website at www.esterline.com.